Filed pursuant to Rule 424(b)(3)
Registration No. 333-248434

PROSPECTUS SUPPLEMENT NO. 3
(to Prospectus dated September 29, 2020)

Velodyne Lidar, Inc.

15,000,000 Shares of Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated September 29, 2020 (the “Prospectus”), related to the resale from time to time by the selling stockholders named in the Prospectus or their permitted transferees of up to 15,000,000 shares of common stock, par value $0.0001 per share, of Velodyne Lidar, Inc., a Delaware corporation formerly known as Graf Industrial Corp., issued in a private placement pursuant to the terms of the Subscription Agreements (as defined in the Prospectus) in connection with, and as part of the consideration for, the Business Combination (as defined in the Prospectus) by and among GRAF, Merger Sub and Velodyne (each as defined in the Prospectus), with the information contained in our January 7, 2021 press release entitled “Velodyne Lidar Announces Fourth Quarter and Annual 2020 Preliminary Snapshot” (the “Press Release”). Accordingly, we have attached the Press Release to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock and warrants are traded on The Nasdaq Global Select Market under the symbols “VLDR” and “VLDRW”, respectively. On January 6, 2021, the closing price of our common stock was $22.69 and the closing price of our warrants was $8.40.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 12 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued or sold under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 7, 2021.

Velodyne Lidar Announces Fourth Quarter and Annual 2020 Preliminary Snapshot

•2020 annual revenue of approximately $94 million
•Record shipments of 4,100 units
•$350 million of cash on the balance sheet at December 31, 2020
•Long-term outlook remains strong, but at this time 2021 guidance withdrawn due to reduced near-term visibility

SAN JOSE, CA – January 7, 2021 – Velodyne Lidar (NASDAQ: VLDR, VLDRW), the global leader in lidar technology founded by David Hall with foundational patents, today announced preliminary fourth quarter 2020 revenue and provided an update on recent business trends and outlook. During the fourth quarter of 2020, Velodyne shipped more than 4,100 sensors to its global customer base, bringing the annual total units shipped in 2020 to more than 11,500, including over 600 solid state Velarray units in the fourth quarter alone. These unit amounts represent a single quarter record for Velodyne, and the company believes that it has sold more sensors in 2020 than reported by all of its competitors combined. Additionally, Velodyne increased its signed and awarded contracts to 25 and expanded its pipeline to 183 projects across multiple end-markets and use cases, up from 175 since the end of the third quarter of 2020.

Since the company’s earnings call in November, Velodyne announced multiple key business developments which affirm the company’s ongoing success and support its long-term outlook:

•Introduction of the Velarray M1600, an innovative solid state lidar sensor designed to serve mobile robotic applications. The Velarray M1600 enables touchless mobile and last-mile delivery robots to operate autonomously and safely, without human intervention.
•Signing of a multi-year sales agreement with Motional, a Hyundai and Aptiv combination, for Alpha Prime sensors. Velodyne will be the exclusive provider of long-range, surround-view lidar sensors for Motional’s SAE Level 4 driverless vehicles.
•An agreement for Alpha Prime sensors with May Mobility for its entire growing fleet of self-driving shuttles.
•An agreement with Local Motors to use Velodyne’s sensors to enable safe, reliable operation of Olli, the company’s 3D-printed, electric and self-driving shuttle.
•Participation in Qualcomm’s Smart Cities Accelerator Program to promote lidar in smart city solutions, and working with Qualcomm, governments and solution developers to create applications that improve public services and enhance safety and quality of life.
•Velodyne’s Velabit lidar sensor named a winner in the “Best of What’s New” awards by Popular Science and the “2020 Innovation Award” by Silicon Valley Robotics.

In response to the global COVID-19 pandemic, Velodyne deployed early, rigorous health and safety protocols related to COVID-19 and increased automation at its manufacturing facilities. However, in the fourth quarter of 2020, the company’s San Jose factory confirmed its first case of COVID-19, and further cases have been reported. This reduced production capabilities at its manufacturing sites later in the quarter and impaired the company’s ability to fulfill certain of its customers’ orders in December. A substantial portion of these deliveries are expected to be fulfilled by the company in the first quarter of 2021 and the company is implementing measures to meet anticipated incremental customer demand in 2021.

Largely as a result of these COVID-19 related disruptions, management now estimates fourth quarter revenue 2020 in a range of $15.5 million to $16.0 million and full-year 2020 revenue of approximately $94 million versus $101 million as previously provided as guidance for the full year. Without these unexpected end-of-year disruptions, Velodyne believes it would have met prior revenue guidance for 2020. Demonstrating the company’s efficient business model, the company expects to meet or exceed guidance on other important financial metrics provided for the year, including non-GAAP gross margin percentage and operating loss.

Velodyne is leading in the rapidly-growing lidar market, and as the company enters 2021, it is confident it will continue to expand its market opportunity, innovation, and leadership in broadly diversified lidar sectors. Velodyne is adding new products and manufacturing lines to meet customer product delivery demand in future quarters, including the first commercial shipments of the award-winning Velabit in the first half of 2021. In addition, Velodyne continues to expand its engagement with customers and prospective customers for long-term projects, including the development and integration of software and broader solutions.

The company’s active engagement with its diverse customer base reinforces its positive future outlook. Given the uncertainty around COVID-19 worldwide and its downstream impacts, and customer implementation timelines that are outside the company’s control, the company has less visibility on the timing of expected purchase orders and other projects in the pipeline. Velodyne is monitoring the situation daily to understand COVID-19’s impact on signed and awarded business, and other developments in customer plans affecting the new business funnel, bookings, the company’s manufacturing capacity, and ultimately, revenue. With this reduced visibility and out of an abundance of caution, the company withdraws any previous financial guidance for 2021 at this time.

New projects in the fourth quarter drove Velodyne’s pipeline to 183 projects from 175 reported for the third quarter of 2020. The new multi-year agreements, spanning all industry segments, are in the U.S., EMEA, and Asia. Also, during the fourth quarter, Velodyne advanced discussions for eight software projects to complement existing sensor projects in its pipeline.

Commenting on the business and financial update, Velodyne CEO Dr. Anand Gopalan stated, "Despite the impact of COVID-19 in the past few months and on our near-term visibility, there is no change in our fundamental outlook for the future. We are encouraged by the expanding adoption of lidar across a wide variety of industries, some of which are accelerating in a post-COVID world. As a result, we believe our pipeline is the most robust in the industry and we are manufacturing and shipping more lidar units than all our competitors have reported.” He added, “With a manufacturing operation of our scale, not just in the US but with global partners, we must prioritize the safety of our employees and the general public in our operations. We continue to follow heightened safety protocols, and I am proud of the exceptional work from our team as they produced a record 4,100+ sensors and delivered them to customers in a truly challenging fourth quarter for our business and individuals around the world.”

Velodyne is a direct beneficiary of the accelerated global interest in the enhanced perception capabilities that lidar enables. Velodyne is uniquely positioned with the broadest portfolio of commercial lidar products available today and an unmatched manufacturing capacity to meet an increasing number of industries seeking to integrate lidar technology. Velodyne’s active and multi-segment customer base includes disclosed customers such as Caterpillar, Ford Otosan, GM, Honda, Hyundai Mobis, Toyota, Volkswagen, Zoox, Didi, EasyMile, Gatik, Google, Leica Geosystems, and Motional.

At the end of the fourth quarter 2020, Velodyne had $350.4 million in cash on its balance sheet which included $73.7 million of proceeds from the voluntary early exercise of a portion of the Graf Industrial warrants.

Under the terms of the Graf Industrial warrant agreement, Velodyne has the right to call for redemption of all of the outstanding Graf warrants if the closing sales price of the Common Stock is at least $18.00 per share on 20 trading days within a 30-day trading period. Velodyne’s right to call the warrants was achieved on January 5, 2021. The company is evaluating whether or not to call the warrants for redemption, including whether to call the warrants on a cash or cashless basis. The Company will provide additional information on the warrants in due course.

CEO Dr. Anand Gopalan said in closing, “Our recent announcements continue to prove our leadership in delivering a diversified and comprehensive approach to lidar solutions to our broad set of customers. We are the front runner with the most extensive suite of sensors at a wide range of performance and price points. Our sensors serve multiple industries and multiple customers within each industry. Velodyne’s ability to address many segments is a competitive strength, and we insulate ourselves by not relying on a single-sector concentration. As the market leader, Velodyne remains committed to investing in and advancing lidar solutions with the goal of safer mobility for all.”

Velodyne targets to report fourth quarter 2020 financial results for the period ended December 31, 2020, following the close of the market on Thursday, February 25, 2021.

About Velodyne Lidar

Velodyne Lidar (NASDAQ: VLDR, VLDRW) ushered in a new era of autonomous technology with the invention of real-time surround view lidar sensors. Velodyne is the first public pure-play lidar company and is known worldwide for its broad portfolio of breakthrough lidar technologies. Velodyne’s revolutionary sensor and software solutions provide flexibility, quality and performance to meet the needs of a wide range of industries, including autonomous vehicles, advanced driver assistance systems (ADAS), robotics, unmanned aerial vehicles (UAV), smart cities, and security. Through continuous innovation, Velodyne strives to transform lives and communities by advancing safer mobility for all. For more information, please visit: ir.velodynelidar.com and follow us on Twitter: @VelodyneLidar.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate", "estimate", "expect", "project", "plan", "intend", "believe", "may", "will", "should", "can have", "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including: the impact on our operations and financial condition from the effects of the current COVID-19 pandemic both on Velodyne’s business and those of its customers and suppliers; Velodyne’s ability to execute its business plan; the timing of revenue from existing customers, including uncertainties related to the ability of Velodyne’s customers to commercialize their products and the ultimate market acceptance of these products; uncertainties related to Velodyne’s estimates of the size of the markets for its products and future revenue opportunities; the rate and degree of market acceptance of Velodyne’s products; the success of other competing lidar and sensor-related products and services that exist or may become available; Velodyne’s ability to identify and integrate acquisitions; rising costs adversely affecting Velodyne’s profitability; uncertainties related to Velodyne’s current litigation and potential litigation involving GRAF or Velodyne or the validity or enforceability of Velodyne’s intellectual property; Velodyne’s ability to partner with and rely on third party manufacturers; general economic and market conditions impacting demand for Velodyne’s products and services; and changes in applicable laws or regulations.

Given these factors, as well as other variables that may affect Velodyne’s operating results, you should not rely on forward-looking statements, assume that past financial performance will be a reliable indicator of future performance, or use historical trends to anticipate results or trends in future periods. The forward-looking statements included in this press release and on the related teleconference call relate only to events as of the date hereof. Velodyne undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Investor Contact:
Drew Hamer
Chief Financial Officer
InvestorRelations@velodyne.com

Media Contact:
Sean Dowdall
Sean@landispr.com